大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A20/sc/at [redacted]

15 September 2008

08005096

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2008 SEP 30 A 8:13

Dear Sir

UOB ANNOUNCEMENTS

We enclose the following announcements for your information:-

1. Announcement dated 12 September 2008 captioned "UOB Preference Share Offering Oversubscribed"; and

2. Announcement dated 15 September 2008 captioned "Allocation of Class E Non-cumulative, Non-convertible Preference Shares".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
OCT 01 2008
THOMSON REUTERS

Leo Hee Wui
Assistant Secretary

9/30

Enc

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

UOB Preference Share Offering Oversubscribed

Offering Upsized to S$1.32 Billion in Response to Strong Demand

All capitalised terms used in this announcement are as defined in the Offer Information Statement lodged with the Monetary Authority of Singapore on 27 August 2008, unless otherwise indicated.

Singapore, 12 September 2008 – United Overseas Bank Limited ("UOB") closed its Offering of Class E non-cumulative, non-convertible preference shares (the "Preference Shares") to investors in Singapore at 12.00 noon today. In response to the strong demand, UOB exercised its Upsize Option, resulting in an increase in the Offering size to S$1.32 billion.

Mr Lee Wai Fai, UOB's Chief Financial Officer said, "We are pleased with the good response to our Preference Share Offering and thank the investors for their strong support and confidence in UOB."

Mrs Vivien Chan
Company Secretary

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Preference Shares.

This announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Offer Information Statement.

UOB and its related companies, their directors and/or employees (collectively, the "Related Persons") may have positions in, and may effect transactions in, the Preference Shares. UOB and the Related Persons may also perform or seek to perform broking and other financial services for the Preference Shares.

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

ALLOCATION OF CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES

All capitalised terms used in this announcement are as defined in the Offer Information Statement lodged with the Monetary Authority of Singapore on 27 August 2008, unless otherwise indicated.

Singapore, 15 September 2008 – Further to its announcement on 12 September 2008, United Overseas Bank Limited ("UOB") is pleased to provide further information on the allocation of the Class E non-cumulative, non-convertible preference shares (the "Preference Shares"). The Placement and the ATM Offer accounted for $1.12 billion and $0.2 billion respectively of the total Offering size of $1.32 billion.

At the close of the Offering, valid applications were received for 2,204,700 Preference Shares under the ATM Offer and 11,200,000 Preference Shares under the Placement. To ensure a reasonable spread of Preference Shareholders, UOB has decided on the following basis of allotment for the Preference Shares under the ATM Offer:

Range of Preference Shares Applied for	Balloting Ratio	No. of Preference Shares Allotted per Successful Applicant	Percentage of Total No. of Preference Shares Available under the ATM Offer (%)	No. of Successful Applicants
100	1 : 1	100	13.09%	2,618
200	1 : 1	200	18.16%	1,816
300	1 : 1	300	10.62%	708
400	1 : 1	400	4.66%	233
500	1 : 1	500	16.97%	679
600	1 : 1	600	4.05%	135
700	1 : 1	700	1.26%	36
800	1 : 1	800	2.88%	72
900	1 : 1	900	0.45%	10
1,000 to 1,900	1 : 1	900	18.58%	413
2,000 to 2,900	1 : 1	1,300	5.01%	77
3,000 to 3,900	1 : 1	1,900	2.00%	21
4,000 to 4,900	1 : 1	2,500	0.75%	6
5,000 to 9,900	1 : 1	3,200	0.96%	6
10,000 and above	1 : 1	5,600	0.56%	2
			100.00%	6,832

The Preference Shares are expected to commence trading on a "ready" basis at 9.00 a.m. on 16 September 2008 subject to the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") being satisfied that all conditions necessary for the commencement of trading in the Preference Shares on a "ready" basis have been fulfilled. It is expected that there will be no trading on a "when issued" basis.

Refunds in respect of unsuccessful or rejected or partially accepted applications under the Placement are expected to be returned to the applicants by ordinary post or such other method as UOB may decide (without interest or any share of revenue or other benefit arising therefrom) within 14 Market Days of the Closing Date at the applicants' own risk, provided that the remittance accompanying such applications which has been presented for payment or other processes, has been honoured and the application moneys have been received in the designated share issue account. For unsuccessful or partially successful Electronic Applications, it is expected that the refunds (without interest or any share of revenue or other benefit arising therefrom) will be credited to the applicants' accounts with their respective Participating Banks within 24 hours of balloting.

Applicants may call CDP at 6535 7511 using their T-PIN and keying in the stock code: 5302 for enquiries on the status of their applications. To sign up for the service, applicants may contact CDP Customer Service Officers for an application form.

Vivien Chan
Company Secretary

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Preference Shares.

This announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Offer Information Statement.

UOB and its related companies, their directors and/or employees (collectively, the "Related Persons") may have positions in, and may effect transactions in, the Preference Shares. UOB and the Related Persons may also perform or seek to perform broking and other financial services for the Preference Shares.

Refunds in respect of unsuccessful or rejected or partially accepted applications under the Placement are expected to be returned to the applicants by ordinary post or such other method as UOB may decide (without interest or any share of revenue or other benefit arising therefrom) within 14 Market Days of the Closing Date at the applicants' own risk, provided that the remittance accompanying such applications which has been presented for payment or other processes, has been honoured and the application moneys have been received in the designated share issue account. For unsuccessful or partially successful Electronic Applications, it is expected that the refunds (without interest or any share of revenue or other benefit arising therefrom) will be credited to the applicants' accounts with their respective Participating Banks within 24 hours of balloting.

Applicants may call CDP at 6535 7511 using their T-PIN and keying in the stock code: 5302 for enquiries on the status of their applications. To sign up for the service, applicants may contact CDP Customer Service Officers for an application form.

Vivien Chan
Company Secretary

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Preference Shares.

This announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Offer Information Statement.

UOB and its related companies, their directors and/or employees (collectively, the "Related Persons") may have positions in, and may effect transactions in, the Preference Shares. UOB and the Related Persons may also perform or seek to perform broking and other financial services for the Preference Shares.

END

END